Exhibit 99.1

PRESS RELEASE

AnPac Bio and New Investor Group Sign Equity Investment Totaling $3.67 Million

Philadelphia, PA, September 26, 2022 – AnPac Bio-Medical Science Co., Ltd. (“AnPac Bio,” the “Company” or “we”) (ANPC), a biotechnology company with operations in the United States and China focused on early cancer screening and detection, announced that on September 26, 2022, the Company and a group of nine institutional and individual investors (the “Investors”) have signed legally binding agreements for the investment in the Company by the Investors of approximately $3.67 Million.

Under the terms of the various Shares Purchase Agreements, the Investors will invest in a private offering, in the aggregate, $3.67 Million to purchase 36.7 million of the Company’s Class A shares. It is expected that the investment will be completed in late September 2022.

Dr. Chris Yu, Co-Chairman of the board and Co-CEO of the Company, commented: “This equity investment is important to the Company’s operations as well as research and development including its Class III medical device clinical trial. We believe the investments signal continued confidence in the long term and fundamental prospects of our Company and its technology. We are entering into the critical Class III medical device clinical trial at three well-known hospitals. The successful completion of this clinical trial and obtaining a Class III medical device license is very important to our efforts to commercialize our cancer detection technology and Company valuation. We believe we have a very strong innovation track record in addition to the world’s largest multi-cancer detection sample size (in the new generation cancer detection technology space) according to a 2021 report by US marketing and research firm Frost & Sullivan.”

About AnPac Bio

AnPac Bio is a biotechnology company focused on early cancer screening and detection, with 155 issued patents as of March 31, 2022. With two certified clinical laboratories in China and one CLIA and CAP accredited clinical laboratory in the United States, AnPac Bio performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), bio-chemical, immunological, and genomics tests. According to a report by Frost & Sullivan, AnPac Bio ranked first globally in multi-cancer screening and detection test sample volume (accumulative to January 2021). AnPac Bio’s CDA technology platform has been shown in retrospective validation studies to be able to detect the risk of over 20 different cancer types with high sensitivity and specificity.

For investor and media inquiries, please contact:

Company:

Phil Case, Marketing and Investor Relations

Phone: +1-267-810-6776 (US)

Email: phil_case@AnPacbio.com

Investor Relations:

Ascent Investor Relations LLC
Tina Xiao, President
Phone: +1-917-609-0333 (US)
Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, our ability to comply with Nasdaq Listing Rules, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. Additionally, all forward-looking statements are subject to the “Risk Factors” detailed from time to time in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.